SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Parker Drilling Company

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

701081507

(CUSIP Number of Class of Securities)

Jennifer F. Simons

Vice President, General Counsel and Secretary

Parker Drilling Company

5 Greenway Plaza, Suite 100

Houston, Texas 77046

(281) 406-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Daniel Fisher

Akin Gump Strauss Hauer Feld LLP

One Bryant Park

Bank of America Tower

New York, NY 10036

(212) 872-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)

$10,510,740	$1,365

(*)

Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of 350,358 shares of common stock for $30.00 per share in cash in lieu of issuing fractional shares to holders of less than 100 shares of common stock after the proposed reverse/forward stock split. Based upon the determination of the Board of Directors to effect the reverse stock split at a ratio of 1-for-50, the transaction value as the date of this final amendment is estimated to be approximately $1.8 million, which assumes the acquisition of approximately 59,329 shares of common stock as a result of the reverse stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the assumed Transaction Valuation of $10,510,740 by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,365

Form or Registration No.:	13E-3 and Amendments No. 1 and No. 2 thereto

Filing Party:	Parker Drilling Company

Date Filed:	September 11, 2019 ($137), October 21, 2019 ($878) and November 25, 2019 ($350)

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Parker Drilling Company, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 11, 2019, as previously amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on October 21, 2019 and Amendment No. 2 to the Schedule 13E-3 filed with the SEC on November 25, 2019. This Amendment No. 3 is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report steps taken by the Company to effectuate the Transaction (as described below).

The Company held a special meeting of its stockholders on January 9, 2020. At the special meeting, the holders of a majority of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (the “common stock”), entitled to vote approved amendments to the Company’s amended and restated certificate of incorporation (the “Charter”) to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, followed immediately by a forward stock split of the Company’s common stock (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Splits”), at a ratio (i) not less than 1-for-5 and not greater than 1-for-100, in the case of the Reverse Stock Split (the “Reverse Stock Split Ratio”), and (ii) not less than 5-for-1 and not greater than 100-for-1, in the case of the Forward Stock Split (the “Forward Stock Split Ratio” and, together with the Reverse Stock Split Ratio, the “Stock Split Ratios”).

On February 21, 2020, the Company’s Board of Directors (the “Board”) determined to effectuate the (i) Reverse Stock Split at a Reverse Stock Split Ratio of 1-for-50 and (ii) the Forward Stock Split at a Forward Stock Split Ratio of 50-for-1. The Board also determined to abandon all other Stock Split Ratios within the ranges approved by the stockholders at the special meeting. On March 19, 2020, at the direction of the Board, the Company filed certificates of amendment to the Company’s Charter, at which time (the “effective time”) a stockholder of record owning immediately prior to the effective time fewer than a minimum number of shares, which, based on the Stock Split Ratios chosen by the Board, was 50 (the “Minimum Number”), became entitled to a fraction of a share of common stock upon the Reverse Stock Split and will be paid cash in lieu of such fraction of a share of common stock, on the basis of $30.00, without interest (the “Cash Payment”), for each share of common stock held by such holder (the “Cashed Out Stockholders”) immediately prior to the effective time and the Cashed Out Stockholders will no longer be stockholders of the Company. Stockholders owning at least the Minimum Number of shares immediately prior to the effective time (the “Continuing Stockholders”) will not be paid cash in lieu of any fraction of a share of common stock such Continuing Stockholders may be entitled to receive as a result of the Reverse Stock Split and, upon the Forward Stock Split, the shares of common stock (including any fraction of a share of common stock) held by such Continuing Stockholders after the Reverse Stock Split were reclassified into the same number of shares of common stock as such Continuing Stockholders held immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of the Company’s common stock held by a Continuing Stockholder did not change as a result of the Stock Splits.

The primary purpose of the Stock Splits was to enable the Company to reduce the number of record holders of its common stock below 300, which is the level at which the Company is required to file public reports with the SEC. The Stock Splits were undertaken as part of the Company’s plan to suspend its duty to file periodic and current reports and other information with the SEC under the Exchange Act. Each of the Finance and Strategic Planning Committee of the Board (the “Finance and Strategic Planning Committee”) and the Board has determined that the costs of being a public reporting company outweigh the benefits thereof. The actions the Company has taken and will take to suspend, and events that have occurred and will occur as a result of such actions that will and have had the effect of suspending, the Company’s reporting obligations under the Exchange Act, including effectuating the Stock Splits, delisting the Company’s common stock from trading on the New York Stock Exchange (as of February 10, 2020, as a result of the Company filing a Form 25 on January 29, 2020), terminating the registration of the Company’s common stock under Sections 12(b) and 12(g) of the Exchange Act and suspending of the Company’s reporting obligations under Section 15(d) of the Exchange Act as a result of filing a Form 15 on March 19, 2020, are collectively referred to herein as the “Transaction.” As a result of the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002 and the listing standards of any national securities exchange.

The information contained in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on November 25, 2019 (the “Proxy Statement”), including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 15.	Additional Information

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

The Company filed certificates of amendment to the Company’s Charter with the Secretary of State of the State of Delaware to effect the Stock Splits, both effective on March 19, 2020.

In connection with the consummation of the Transaction, the Company filed a Form 25 on January 29, 2020 to delist the Company’s common stock from the New York Stock Exchange. As a result, trading of the Company’s common stock was suspended on February 10, 2020 prior to the market opening. On March 19, 2020, the Company filed a Form 15 with the SEC certifying that it has less than 300 stockholders, which terminated the registration of the Company’s common stock under Section 12(g) of the Exchange Act.

Item 16.	Exhibits

(a)(i)	Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to Schedule 14A, File No. 001-7573, filed by the Company with the SEC on November 25, 2019).
(a)(ii)	Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to Be Held on January 9, 2020 (incorporated by reference to Schedule 14A, File No. 001-7573, filed by the Company with the SEC on November 25, 2019).

(a)(iii)	Annual financial statements for the years ended December 31, 2018 and December 31, 2017 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, File No. 001-7573, filed by the Company with the SEC on March 11, 2019).

(a)(iv)	Interim financial statements for the three months ended March 31, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, File No. 001-7573, filed by the Company with the SEC on May 9, 2019).

(a)(v)	Interim financial statements for the six months ended June 30, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, File No. 001-7573. filed by the Company with the SEC on August 6, 2019).

(a)(vi)	Interim financial statements for the nine months ended September 30, 2019 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, File No. 001-7573. filed by the Company with the SEC on November 6, 2019).

(a)(vii)	Press Release, dated September 10, 2019, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(viii)	Press Release, dated October 21, 2019, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on October 21, 2019).

(a)(ix)	Press Release, dated January 9, 2020, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on January 9, 2020).

(a)(x)	Press Release, dated January 29, 2020, issued by the Company (incorporated by reference to Exhibit 99.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on January 29, 2020).

(a)(xi)	Letter to Employees, dated September 10, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(xii)	Answers to Frequently Asked Questions relating to the Transaction, dated September 10, 2019 (incorporated by reference to Exhibit 99.3 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on September 10, 2019).

(a)(xiii)	Answers to Frequently Asked Questions relating to the Transaction (Updated), dated October 21, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on October 21, 2019).

(b)	Not applicable.

(c)(i)	Houlihan Lokey Preliminary Financial Analyses, dated August 23, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(ii)	Houlihan Lokey Preliminary Financial Observations relating to potential pro-forma impacts of the Stock Splits, dated August 30, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(iii)	Houlihan Lokey Preliminary Financial Analyses, dated September 6, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(iv)	Houlihan Lokey Financial Analyses, dated September 6, 2019, provided to the Finance and Strategic Planning Committee (in its capacity as such) (previously filed with the Schedule 13E-3/A filed on October 21, 2019).

(c)(v)	Fairness Opinion of Houlihan Lokey dated September 6, 2019 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(i)	Form of Parker Drilling Company 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(ii)	Form of Restricted Stock Unit Incentive Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(iii)	Form of Stock Option Incentive Agreement (incorporated by reference to Exhibit 10.7 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(iv)	Warrant Agreement dated as of March 26, 2019, between the Company and Equiniti Trust Company (incorporated by reference to Exhibit 10.4 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(v)	Registration Rights Agreement dated as of March 26, 2019 by and among the Company and the other parties signatory thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(vi)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Gary Rich (incorporated by reference to Exhibit 10.8 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(vii)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Michael Sumruld (incorporated by reference to Exhibit 10.9 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(viii)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Jon-Al Duplantier (incorporated by reference to Exhibit 10.10 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(ix)	Employment Agreement, dated as of March 26, 2019, by and between the Company and Bryan Collins (incorporated by reference to Exhibit 10.11 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on March 26, 2019).

(d)(x)	Transition and Separation Agreement by and between the Company, Parker Drilling Management Services Ltd., and Gary Rich, dated July 11, 2019 (incorporated by reference to Exhibit 10.1 to the Form 8-K, File No. 001-7573, filed by the Company with the SEC on July 15, 2019).

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARKER DRILLING COMPANY

By:	/s/ Michael W. Sumruld
Michael W. Sumruld
Senior Vice President and Chief Financial Officer

Dated: March 19, 2020